UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation

1025 West NASA Blvd.

Melbourne, Florida 32919

HARRIS CORPORATION

RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012

and for the Year Ended December 31, 2013

HARRIS CORPORATION RETIREMENT PLAN

December 31, 2013 and 2012 and for the year ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of the

Harris Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Harris Corporation Retirement Plan as of December 31, 2012 was audited by other auditors whose report dated June 26, 2013 expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan at December 31, 2013, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of assets (held at end of year). In forming our opinion on the schedule of assets (held at end of year), we evaluated whether the schedule of assets (held at end of year) including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Melbourne, Florida

June 26, 2014

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of the

Harris Corporation Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Harris Corporation Retirement Plan as of December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boca Raton, Florida

June 26, 2013

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
ASSETS
Investments at fair value:
Interest bearing cash	$12,123,369	$6,567,189
Preferred stocks	167,247	1,761,760
Common stocks	796,851,485	613,337,467
Registered investment companies	276,932,318	230,080,328
Common/collective trust funds	2,357,513,313	2,256,116,562
Synthetic guaranteed investment contract wrappers	217,650	248,741

Total investments at fair value	3,443,805,382	3,108,112,047
Receivables:
Accrued interest and dividends	681,601	414,886
Notes receivable from participants	45,684,314	48,149,474
Due from broker for securities sold	903,655	1,082,252

Total receivables	47,269,570	49,646,612

Total assets	3,491,074,952	3,157,758,659
LIABILITIES
Accrued administrative expenses	587,477	477,721
Due to broker for securities purchased	788,270	718,076

Total liabilities	1,375,747	1,195,797

Net assets available for benefits at fair value	3,489,699,205	3,156,562,862
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,158,387)	(26,983,296)

Net assets available for benefits	$3,482,540,818	$3,129,579,566

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$549,291,012
Dividends	11,889,878

Total	561,180,890
Contributions:
Participant rollovers	6,706,539
Employer matching	51,718,388
Participant (other than rollovers)	105,126,260

Total contributions	163,551,187
Interest on notes receivable from participants	1,861,167

Total additions	726,593,244

Deductions from net assets attributed to:
Benefits paid to participants	367,554,032
Administrative expenses	6,077,960

Total deductions	373,631,992

Net increase	352,961,252
Net assets available for benefits:
Beginning of year	3,129,579,566

End of year	$3,482,540,818

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2013 and 2012

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (for new hires prior to July 15, 2013, either six months or one year, depending on business unit; for new hires on or after July 15, 2013, one year). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2013, no profit sharing contributions were made; instead, the Company’s Performance Reward Plan (or similar plan) permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount otherwise payable during 2013 to the participant by the Company in cash under the Performance Reward Plan (or similar plan), subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans or certain individual retirement accounts (“IRAs”).

C.

Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant may rollover his or her vested account to an eligible retirement plan or IRA.

D.	Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective and designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%

However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer contributions plus earnings thereon.

A participant also becomes 100% vested in Employer contributions plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability, or if a participant dies while on leave of absence due to qualified military service.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2013 and 2012 were $391,052 and $704,336, respectively. For the years ended December 31, 2013 and 2012, Company contributions to the Plan were reduced by $2,956,823 and $1,390,009, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year amounts have been reclassified to conform to the presentation for the year ended December 31, 2013.

Valuation of Investments — The Plan’s investments generally are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments.

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a plan distribution.

Synthetic Guaranteed Investment Contracts — During 2013 and 2012, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market prices of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $217,650 and $248,741 at December 31, 2013 and 2012, respectively. The Plan values all investments at fair value except synthetic GICs which are adjusted to contract value. See Note 7 — Financial Instruments for further discussion of fair value measurements.

The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.

The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

The investments in synthetic GICs are presented at fair value and adjusted to contract value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.

At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

The average yield based on actual earnings was approximately 1.65% at December 31, 2013 and 1.05% at December 31, 2012. The average yield based on interest rate credited to participants was approximately 1.88% at December 31, 2013 and 2.28% at December 31, 2012.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the trustee from the assets of the trust.

NOTE 3 — INVESTMENTS

For the year ended December 31, 2013, the Plan’s investments (including investments bought, sold and held during such period) appreciated in value as follows:

Net appreciation (depreciation) in fair value as determined by quoted market prices:
Preferred stocks	$(26,976)
Common stocks	222,041,728
Registered investment companies	58,982,452

280,997,204
Net appreciation in fair value as determined by investee company/trustee:
Common/collective trust funds	268,293,808

Total net change in fair value	$549,291,012

The fair value of individual investments that represent 5% or more of Plan net assets is as follows:

	December 31, 2013	December 31, 2012
Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	$233,018,319	$167,570,757
NT Collective Russell 1000 Index Fund — Non Lending	*	227,683,236
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	289,597,961	225,399,720
NT Collective Aggregate Bond Index Fund — Non Lending	269,764,588	333,218,895
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	175,039,637	210,646,396
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund L	*	159,419,182

*	Investment was below 5% of Plan net assets at end of year.

NOTE 4 — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) are as follows:

	December 31, 2013		December 31, 2012
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	1999233	$139,566,456	2259601	$110,630,065
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	8974317	171,526,128	15854274	227,683,236
NT Collective Extended Equity Index Fund — Non Lending	712161	158,859,566	678612	109,676,518
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	49709	289,597,961	51207	225,399,720
NT Collective Aggregate Bond Index Fund — Non Lending	2174995	269,764,588	2625714	333,218,895
NTGI Coltv Govt STIF Registered	3203379	3,203,379	3162761	3,162,761

During 2013, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$10,715,224	$22,560,374
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	23,203,620	136,507,280
NT Collective Extended Equity Index Fund — Non Lending	38,390,540	25,358,442
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	34,356,514	41,530,999
NT Collective Aggregate Bond Index Fund — Non Lending	14,597,151	71,226,239
NTGI Coltv Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 30, 2013 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 — CREDIT RISKS AND UNCERTAINTIES

Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7 — FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, certain preferred stocks, common stocks and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of certain preferred stocks, common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2013 and 2012, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$12,123,369	$—	$—	$12,123,369
Preferred stocks	167,247	—	—	167,247
Common stocks:
Consumer	134,707,752	—	—	134,707,752
Energy	74,399,910	—	—	74,399,910
Financial	96,881,001	—	—	96,881,001
Health care	71,994,200	—	—	71,994,200
Industrial	77,239,374	—	—	77,239,374
Information technology	277,889,739	—	—	277,889,739
Other	63,739,509	—	—	63,739,509

Total common stocks	796,851,485	—	—	796,851,485
Registered investment companies:
Small company funds	119,808,362	—	—	119,808,362
Technology funds	72,862,017	—	—	72,862,017
U.S. Government securities money market funds	68,374,260	—	—	68,374,260
Other funds	15,887,679	—	—	15,887,679

Total registered investment companies	276,932,318	—	—	276,932,318
Common/collective trust funds (a):
Fixed income funds	—	693,509,496	—	693,509,496
Index funds	—	1,565,921,190	—	1,565,921,190
International equity funds	—	94,879,248	—	94,879,248
Other funds	—	3,203,379	—	3,203,379

Total common/collective trust funds (a)	—	2,357,513,313	—	2,357,513,313
Synthetic guaranteed investment contract wrappers	—	217,650	—	217,650

Total Assets Measured at Fair Value	$1,086,074,419	$2,357,730,963	$—	$3,443,805,382

Assets measured at fair value on a recurring basis at December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$6,567,189	$—	$—	$6,567,189
Preferred stocks	1,710,037	51,723	—	1,761,760
Common stocks:
Consumer	96,645,663	—	—	96,645,663
Energy	56,910,186	—	—	56,910,186
Financial	70,963,693	—	—	70,963,693
Health care	55,231,840	—	—	55,231,840
Industrial	57,870,426	—	—	57,870,426
Information technology	220,122,481	—	—	220,122,481
Other	55,593,178	—	—	55,593,178

Total common stocks	613,337,467	—	—	613,337,467
Registered investment companies:
Small company funds	89,991,234	—	—	89,991,234
Technology funds	56,129,796	—	—	56,129,796
U.S. Government securities money market funds	75,119,433	—	—	75,119,433
Other funds	8,839,865	—	—	8,839,865

Total registered investment companies	230,080,328	—	—	230,080,328
Common/collective trust funds (a):
Fixed income funds	—	781,499,767	—	781,499,767
Index funds	—	1,303,883,277	—	1,303,883,277
International equity funds	—	167,570,757	—	167,570,757
Other funds	—	3,162,761	—	3,162,761

Total common/collective trust funds (a)	—	2,256,116,562	—	2,256,116,562
Synthetic guaranteed investment contract wrappers	—	248,741	—	248,741

Total Assets Measured at Fair Value	$851,695,021	$2,256,417,026	$—	$3,108,112,047

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$3,482,540,818	$3,129,579,566
Benefits due to participants	(1,651,840)	(576,291)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	7,158,387	26,983,296

Net assets available for benefits per the Form 5500	$3,488,047,365	$3,155,986,571

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Benefits paid to participants per the financial statements	$367,554,032
Add: benefits due but unpaid at December 31, 2013	1,651,840
Less: benefits due but unpaid at December 31, 2012	(576,291)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$368,629,581

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net change in Plan assets per the financial statements	$352,961,252
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(26,983,296)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	7,158,387
Benefits due but unpaid at December 31, 2013	(1,651,840)
Benefits due but unpaid at December 31, 2012	576,291

Net income and transfers in per the Form 5500	$332,060,794

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan

E.I.N. 34-0276860

Plan Number 015

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	INTEREST BEARING CASH	12123369		$12,123,369

	Total Value of Interest in Interest Bearing Cash			$12,123,369

Value of Interest in Preferred Stocks
	LIVING SOCIAL INC PFD STK SER F	6726		$7,533

	WEYERHAEUSER CO 6.375% PREF CONV SER A	2850		159,714

	Total Value of Interest in Preferred Stocks			$167,247

Value of Interest in Common Stocks

	1ST HORIZON NATL CORP COM	199054		$2,318,979

	1ST NIAGARA FINL GROUP INC NEW COM	34700		368,514

	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	54750		5,130,075

	ACXIOM CORP COM	80161		2,964,354

	ADR ARM HLDS PLC SPONSORED ISIN US0420681068	86000		4,707,640

	ADR BP P L C SPONSORED ADR	36156		1,757,543

	ADR BAIDU INC SPONSORED ADR	57300		10,192,524

	ADR CTRIP COM INTL LTD ADS AMERICAN DEP SHS	17300		858,426

	ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	127200		1,752,816

	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	64400		4,589,788

	AES CORP COM	85700		1,243,507

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	AGILENT TECHNOLOGIES INC COM	18900		1,080,891

	AIMIA INC COM	39400		723,477

	AKAMAI TECHNOLOGIES INC COM STK	29800		1,405,964

	ALEXION PHARMACEUTICALS INC COM	42800		5,694,968

	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	100800		1,558,368

	ALLSTATE CORP COM	66400		3,621,456

	AMAZON COM INC COM	42121		16,797,434

	AMERICAN EXPRESS CO	39400		3,574,762

	ANADARKO PETRO CORP COM	35200		2,792,064

	ANALOG DEVICES INC COM	45700		2,327,501

	ANTERO RES CORP COM	7000		444,080

	AOL INC COM STK	63001		2,937,107

	APACHE CORP COM	66400		5,706,416

	APPLE INC COM STK	11190		6,278,821

	APPLIED MATERIALS INC COM	139500		2,467,755

	ARCHER-DANIELS-MIDLAND CO COM	82800		3,593,520

	ASSOCTD BANC-CORP COM	100164		1,742,854

	AT&T INC COM	130141		4,575,758

	ATHENAHEALTH INC COM MON STOCK	14000		1,883,000

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	AVERY DENNISON CORP COM	33236		1,668,115

	AVON PRODUCTS INC COM USD0.25	112300		1,933,806

	BANK NEW YORK MELLON CORP COM STK	2900		101,326

	BANK OF AMERICA CORP	322964		5,028,549

	BIOGEN IDEC INC COM STK	26200		7,329,450

	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	30000		2,108,100

	BOEING CO COM	54000		7,370,460

	BRISTOL MYERS SQUIBB CO COM	64900		3,449,435

	BRISTOW GROUP INC COM	13722		1,029,973

	CA INC COM	27400		922,010

	CABLEVISION SYS CORP CL A COM STK	81200		1,455,916

	CALPINE CORP COM NEW STK	102171		1,993,356

	CAMPBELL SOUP CO COM	65800		2,847,824

	CARDINAL HLTH INC	17800		1,189,218

	CARNIVAL CORP COM PAIRED	71900		2,888,223

	CBOE HOLDINGS INC COM	7930		412,043

	CELGENE CORP COM	14400		2,433,024

	CENTURYLINK INC COM	45875		1,461,119

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	CERNER CORP COM	63000		3,511,620

	CHEVRON CORP COM	59378		7,416,906

	CHIPOTLE MEXICAN GRILL INC COM STK	13500		7,192,530

	CHUBB CORP COM	16100		1,555,743

	CISCO SYSTEMS INC	116800		2,622,160

	CLARCOR INC COM	15996		1,029,343

	CLOROX CO COM	35900		3,330,084

	COCA COLA CO COM	6600		272,646

	COGNIZANT TECH SOLUTIONS CORP CL A	19300		1,948,914

	COMCAST CORP NEW-CL A	30300		1,574,540

	COMPASS MINERALS INTL INC COM	21283		1,703,704

	COMPUTER SCI CORP COM	40700		2,274,316

	CONOCOPHILLIPS COM	18200		1,285,830

	CONSOL ENERGY INC COM	61000		2,320,440

	CORNING INC COM	166200		2,961,684

	CROWN CASTLE INTL CORP COM STK	52600		3,862,418

	D R HORTON INC COM	57800		1,290,096

	DANA HLDG CORP COM	96008		1,883,677

	DANAHER CORP COM	46252		3,570,654

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	DEERE & CO COM	22100		2,018,393

	DIAMOND OFFSHORE DRILLING INC COM	35900		2,043,428

	DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	16300		1,366,918

	DOLBY LABORATORIES INC CL A COM STK	36700		1,415,152

	DOLLAR TREE INC COM STK	16100		908,362

	DST SYS INC COM	9462		858,582

	DU PONT E I DE NEMOURS & CO COM STK	29100		1,890,627

	DUKE ENERGY CORP NEW COM NEW COM NEW	51802		3,574,856

	EATON CORP PLC COM USD0.50	24138		1,837,385

	EBAY INC COM USD0.001	25700		1,410,673

	ECOLAB INC COM	12300		1,282,521

	EHEALTH INC COM STK	20183		938,308

	ELECTRONICS FOR IMAGING INC COM	1500		58,095

	ELIZABETH ARDEN INC COM	28100		996,145

	EMERSON ELECTRIC CO COM	56300		3,951,134

	ENDURANCE SPECIALTY HOLDINGS LTD COM USD1	18800		1,102,996

	ENI SPA EUR1	27447		661,482

	ENTERGY CORP NEW COM	43700		2,764,899

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	EURONET WORLDWIDE INC COM	44714		2,139,565

	EXELON CORP COM	77500		2,122,725

	EXXON MOBIL CORP COM	61526		6,226,431

	FACEBOOK INC CL A CL A	160292		8,761,561

	FASTENAL CO COM	19800		940,698

	FEDEX CORP COM	16600		2,386,582

	FIRST AMERN FINL CORP COM STK	78175		2,204,535

	FIRSTENERGY CORP COM	45435		1,498,446

	FIRSTMERIT CORP COM	24200		537,966

	FLOWSERVE CORP COM	11200		882,896

	FMC TECHNOLOGIES INC COM	62000		3,237,020

	FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	110200		1,700,386

	FOSSIL GROUP INC COM	5900		707,646

	FTD COS INC COM	34000		1,107,720

	GEN MTRS CO COM	53227		2,175,387

	GENERAL ELECTRIC CO	346100		9,701,183

	GENUINE PARTS CO COM	21700		1,805,223

	GILEAD SCIENCES INC	76400		5,741,460

	GLAXOSMITHKLINE ORD GBP0.25	60321		1,609,996

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	GLOBAL PMTS INC COM	23500		1,527,265

	GOOGLE INC CL A CL A	17100		19,164,141

	GRAFTECH INTL LTD COM	34200		384,066

	#REORG/GREEN MTN NAME CHANGE KEURIG GR 2U1TA21 EFF 03-11-2014	2900		219,182

	HANCOCK HLDG CO COM	4951		181,603

	*HARRIS CORP COM	1999233		139,566,456

	HEALTHWAYS INC COM STK	30500		468,175

	HESS CORP COM STK	44200		3,668,600

	HILLSHIRE BRANDS CO COM	44545		1,489,585

	HILTON WORLDWIDE HLDGS INC COM	6400		142,400

	HMS HLDGS CORP COM	41300		938,749

	HONEYWELL INTL INC COM STK	46100		4,212,157

	HORSEHEAD HLDG CORP COM STK	82500		1,337,325

	HOSPIRA INC COM	27300		1,126,944

	HUNTINGTON INGALLS INDS INC COM	28400		2,556,284

	ILL TOOL WKS INC COM	55200		4,641,216

	IMPAX LABORATORIES INC COM	44600		1,121,244

	INTEGRATED DEVICE TECHNOLOGY INC COM	282400		2,877,656

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	INTERACTIVE BROKERS GROUP INC CL COM	62500		1,521,250

	INTL PAPER CO COM	88896		4,358,571

	INTUITIVE SURGICAL INC COM NEW STK	9100		3,495,128

	ITT CORPORATION W/I	30875		1,340,593

	JOHNSON & JOHNSON COM USD1	51200		4,689,408

	JOHNSON CTL INC COM	43900		2,252,070

	JONES LANG LASALLE INC COM STK	14573		1,492,129

	JOY GLOBAL INC COM	30400		1,778,096

	JPMORGAN CHASE & CO COM	149624		8,750,012

	JUNIPER NETWORKS INC COM	115179		2,599,590

	KOHLS CORP COM	63600		3,609,300

	KS CY SOUTHN	7500		928,725

	LAREDO PETROLEUM INC	45150		1,250,204

	LAS VEGAS SANDS CORP COM STK	92000		7,256,040

	LEGG MASON INC COM	69300		3,013,164

	LINCOLN NATL CORP COM	37223		1,921,451

	LINKEDIN CORP CL A	18100		3,924,623

	LOEWS CORP COM	21900		1,056,456

	LOWES COS INC COM	43100		2,135,605

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	LPL FINL HLDGS INC COM	9272		436,062

	LULULEMON ATHLETICA INC COM	3700		218,411

	MACYS INC COM STK	41200		2,200,080

	MAGELLAN HLTH SVCS INC COM NEW	14344		859,349

	MARSH & MCLENNAN CO’S INC COM	84300		4,076,748

	MASCO CORP COM	80100		1,823,877

	MASONITE INTL CORP NEW COM	6700		402,000

	MASTERCARD INC CL A	4150		3,467,159

	MATTEL INC COM	73100		3,478,098

	MC CORMICK & CO INC COM NON-VTG	18400		1,268,128

	MCGRAW HILL FINANCIAL INC	29800		2,330,360

	MCKESSON CORP	20100		3,244,140

	MEADWESTVACO CORP COM	44200		1,632,306

	MERCK & CO INC NEW COM	73300		3,668,665

	MGM RESORTS INTERNATIONAL COM	29300		689,136

	MICROSOFT CORP COM	103200		3,862,776

	MLP OCH-ZIFF CAP MGMT GROUP CL A SHS CL A	15100		223,480

	MONEYGRAM INTL INC COM NEW COM NEW	72304		1,502,477

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	MONSANTO CO NEW COM	32729		3,814,565

	MORGAN STANLEY COM STK USD0.01	54100		1,696,576

	MRC GLOBAL INC COM	39550		1,275,883

	MURPHY OIL CORP COM	51000		3,308,880

	NATIONAL OILWELL VARCO COM STK	48400		3,849,252

	NETFLIX INC COM STK	3200		1,178,144

	NETSUITE INC COM STK	5300		546,006

	NEW GOLD INC CDA COM	119316		625,216

	NEW YORK TIMES CO CL A ISIN #US6501111073	74400		1,180,728

	NEWMONT MINING CORP NEW COM	46600		1,073,198

	NIKE INC CL B	57500		4,521,800

	NISOURCE INC COM	108000		3,551,040

	NORFOLK SOUTHN CORP COM	37600		3,490,408

	NORTHERN TR CORP COM	49800		3,082,122

	NUCOR CORP COM	54900		2,930,562

	OLIN CORP COM	21400		617,390

	PEYTO EXPL & DEV CORP NEW COM	62022		1,897,727

	PENN NATL GAMING INC COM	55900		801,047

	PEPSICO INC COM	48800		4,047,472

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	PERFORMANT FINL CORP COM	39900		410,970

	PFIZER INC COM	135947		4,164,057

	PHH CORP COM NEW COM NEW	43752		1,065,361

	PIONEER NAT RES CO COM STK	12600		2,319,282

	PNC FINANCIAL SERVICES GROUP COM STK	55300		4,290,174

	POTASH CORP SASK INC COM	41100		1,354,656

	PRAXAIR INC COM	14100		1,833,423

	PRECISION CASTPARTS CORP COM	14300		3,850,990

	PROCTER & GAMBLE COM NPV	20500		1,668,905

	QUALCOMM INC COM	23100		1,715,175

	QUEST DIAGNOSTICS INC COM	30400		1,627,616

	QUESTAR CORP COM	90700		2,085,193

	RANGE RES CORP COM	29816		2,513,787

	RED HAT INC COM	20800		1,165,632

	REGENERON PHARMACEUTICALS INC COM	17129		4,714,586

	REGIONS FINL CORP NEW COM	120700		1,193,723

	ROSETTA RES INC COM	34493		1,657,043

	SALESFORCE COM INC COM STK	192100		10,601,999

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	SCHLUMBERGER LTD COM COM	90200		8,127,922

	SCHWAB CHARLES CORP COM NEW	132000		3,432,000

	SEALED AIR CORP NEW COM STK	34300		1,167,915

	SEAWORLD ENTMT INC COM	53600		1,542,072

	SERVICENOW INC COM USD0.001	13200		739,332

	SHERWIN-WILLIAMS CO COM	8800		1,614,800

	SOUTHWESTERN ENERGY CO COM	97500		3,834,675

	SPLUNK INC COMSTK COM USD0.001	46000		3,158,820

	STANCORP FINL GROUP INC COM	32219		2,134,508

	STANLEY BLACK & DECKER INC COM	21000		1,694,490

	STAPLES INC COM	146800		2,332,652

	STARBUCKS CORP COM	61400		4,813,146

	STATE STR CORP COM	29500		2,165,005

	SUN LIFE FINANCIAL INC.	36300		1,282,479

	SUN TR BANKS INC COM	84200		3,099,402

	SYMETRA FINL CORP COM	29800		565,008

	SYNOVUS FINL CORP COM	228883		823,978

	TALISMAN ENERGY INC COM	60800		708,320

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	TD AMERITRADE HLDG CORP COM STK	59700		1,829,208

	TELEFONICA SA EUR1	62319		1,016,301

	TESLA MTRS INC COM	5200		781,976

	TEXAS INSTRUMENTS INC COM	52900		2,322,839

	THE MADISON SQUARE GARDEN COMPANY	23350		1,344,493

	THE PRICELINE GROUP INC	10100		11,740,240

	TIFFANY & CO COM	2800		259,784

	TIME WARNER INC USD0.01	55300		3,855,516

	TORCHMARK CORP COM	29945		2,340,201

	TRACTOR SUPPLY CO COM	17800		1,380,924

	TUPPERWARE BRANDS CORPORATION	15300		1,446,309

	TWENTY-FIRST CENTY FOX INC CL A CL A	45300		1,593,654

	TWITTER INC COM	3600		229,140

	ULTA SALON COSMETICS & FRAGRANCE INC COMSTK	33000		3,185,160

	UNITED CONTL HLDGS INC COM STK	125700		4,755,231

	UNITED PARCEL SVC INC CL B	34700		3,646,276

	UNITED TECHNOLOGIES CORP COM	8000		910,400

	UNITEDHEALTH GROUP INC COM	26300		1,980,390

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	US BANCORP	135400		5,470,160

	USG CORP COM NEW	42400		1,203,312

	VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	16100		1,890,140

	VANTIV INC COM USD0.00001 A	15900		518,499

	VERIZON COMMUNICATIONS COM	55334		2,719,112

	VERTEX PHARMACEUTICALS INC COM	5600		416,080

	VISA INC COM CL A STK	57700		12,848,636

	#REORG/VODAFONE GROUP REV STK SPLIT VODAFONE GROUP 1A4TP8W 24/2/2014	348189		1,366,751

	VULCAN MATERIALS CO COM	51300		3,048,246

	WABTEC CORP COM	14900		1,106,623

	WALT DISNEY CO	23100		1,764,840

	WASTE CONNECTIONS INC COM	26427		1,153,010

	WELLS FARGO & CO NEW COM STK	147300		6,687,420

	WESTERN UNION CO	65800		1,135,050

	WEYERHAEUSER CO COM	75045		2,369,170

	WHIRLPOOL CORP COM	2200		345,092

	WHOLE FOODS MKT INC COM	18000		1,040,940

	WILLIS GROUP HOLDINGS COM USD0.000115 (NEW)	21900		981,339

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	WORKDAY INC CL A COM USD0.001	7600		632,016

	WYNN RESORTS LTD COM	7800		1,514,838

	XCEL ENERGY INC COM	64900		1,813,306

	XYLEM INC COM	57400		1,986,040

	Total Value of Interest in Common Stocks			$796,851,485

	Value of Interest in Registered Investment Companies

	ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	1160593		$72,862,017

	HARTFORD SER FD INC SMALL CO HLS FD CL IA	4533044		119,808,362

	MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	6837460		68,374,260

	RESV INVT FDS INC	15887679		15,887,679

	Total Value of Interest in Registered Investment Companies			$276,932,318

	Value of Interest in Common/Collective Trust Funds
	BLACKROCK LIFEPATH INDEX 2015 NL F	2635897		$44,840,043
	BLACKROCK LIFEPATH INDEX 2020 NL F	4221875		76,191,764
	BLACKROCK LIFEPATH INDEX 2025 NL F	5032346		95,708,684
	BLACKROCK LIFEPATH INDEX 2030 NL F	3477590		68,971,391
	BLACKROCK LIFEPATH INDEX 2035 NL F	2351406		48,494,919
	BLACKROCK LIFEPATH INDEX 2040 NL F	2050020		43,781,249
	BLACKROCK LIFEPATH INDEX 2045 NL F	1959191		43,302,629
	BLACKROCK LIFEPATH INDEX 2050 NL F	1505174		34,315,111
	BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	308943		5,089,157
	BLACKROCK STRATEGIC COMPLETION NL FUND F	5250872		53,362,508
	BLACKROCK LIFEPATH INDEX RETMT NL F	1496132		23,976,421
	PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1050405		233,018,319
	*NT COLLECTIVE RUSSELL 1000 INDEX FUND—NON LENDING	8974317		171,526,128
	*NT COLLECTIVE EXTENDED EQUITY INDEX FD—NONLENDING	712161		158,859,566
	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	49709		289,597,961
	*NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2174995		269,764,588
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	133560188		133,560,188
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND B	56598399		56,598,399
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	114966371		114,966,371
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	175039637		175,039,637
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND L	157562543		157,562,543
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA SHORT TERM INVESTMENT FUND S	55782358		55,782,358
	*NTGI COLTV GOVT STIF REGISTERED	3203379		3,203,379

	Total Value of Interest in Common/Collective Trust Funds			$2,357,513,313

See Report of Independent Registered Public Accounting Firm

Value of Interest in Synthetic Guaranteed Investment Contract Wrappers

AMERICAN GENERAL LIFE INS. CO. CONTRACT NUMBER 1629650 RATE 1.44% MATURITY 00/00/0000 SYNTHETIC WRAPPER		$—

MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA01077TR RATE 3.07% MATURITY 00/00/0000 SYNTHETIC WRAPPER		217,650

PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G - 27236.01.0001 RATE 2.73% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

PRUDENTIAL LIFE INS. CO. CONTRACT NUMBER GA-62487 RATE 2.18% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 1.14% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers		$217,650

Value of Interest in Notes Receivable from Participants

* NOTES RECEIVABLE FROM PARTICIPANTS	3.25% to 9.25% Maturing through 2023	$45,684,314

Total Value of Interest in Notes Receivable from Participants		$45,684,314

Total Investments including Notes Receivable from Participants		$3,489,489,696

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Adam Histed, Chairperson

Date: June 26, 2014